# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cerus Corporation, CIK 0001020214
CUSIP: 157085101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1220 Concord Ave, Suite 600, Concord, California (CA), 94520
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-13-027995
Filed by CIK 0001263508

## Reporting persons
- Baker Bros. Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 6,395,431; shared voting power 0; sole dispositive power 6,395,431; shared dispositive power 0; aggregate amount beneficially owned 6,395,431 (3.2% of the class)
- Baker Bros. Advisors (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,395,431; shared voting power 0; sole dispositive power 6,395,431; shared dispositive power 0; aggregate amount beneficially owned 6,395,431 (3.2% of the class)
- Julian C. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,415,295; shared voting power 0; sole dispositive power 6,415,295; shared dispositive power 0; aggregate amount beneficially owned 6,415,295 (3.2% of the class)
- Felix J. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,415,295; shared voting power 0; sole dispositive power 6,415,295; shared dispositive power 0; aggregate amount beneficially owned 6,415,295 (3.2% of the class)

## Item 1. Issuer
Name of issuer: Cerus Corporation
Address of issuer's principal executive offices: 1220 Concord Ave, Suite 600, Concord, CA 94520

## Item 2. Person Filing
Name of person filing: This Amendment No. 13 is being filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 of each of the cover pages to this Amendment No. 13 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock ("Common Stock") of Cerus Corporation (the "Issuer") directly held in the aggregate by Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds") which may be deemed to be indirectly beneficially owned by the Reporting Persons.

The Reporting Persons beneficially own 6,395,431 shares of Common Stock directly held by the Funds. Additionally, Julian C. Baker and Felix J. Baker each hold and beneficially own 19,864 shares of Common Stock of the Issuer previously received from in-kind distributions.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Percent of class: The information in Item 11 of each of the cover pages to this Amendment No. 13 is incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 201,457,000 shares of Common Stock outstanding as of June 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026.
Sole power to vote or to direct the vote: The Reporting Persons have sole power to vote or direct the vote of 6,395,431 shares of Common Stock directly held by the Funds. In addition, Julian C. Baker and Felix J. Baker each have the sole power to vote or direct the vote of 19,864 shares of Common Stock individually held and beneficially owned by them.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: The Reporting Persons have sole power to dispose or direct the disposition of 6,395,431 shares of Common Stock directly held by the Funds. In addition, Julian C. Baker and Felix J. Baker each have the sole power to dispose or direct the disposition of 19,864 shares of Common Stock individually held and beneficially owned by them.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (08/14/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (08/14/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (08/14/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (08/14/2026)